Exhibit I

PRESS RELEASE

Press Release No. 05-03

METALLICA RESOURCES ANNOUNCES YEAR END RESULTS

April 1, 2005, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its financial and operating results for the year ended December 31, 2004. Full details of the Company’s year end audited financial results, and management’s discussion and analysis, are available on the Company’s website at www.metal-res.com and on SEDAR at www.sedar.com.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31, 2004 and 2003
U.S. dollars

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$41,848,986	$66,110,056
Value-added tax receivable and other current assets	640,244	415,878

	42,489,230	66,525,934

Mineral properties and deferred expenditures	47,355,378	26,574,390
Property, plant and equipment	416,464	234,863
Other assets	32,028	18,661

Total assets	$90,293,100	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$738,384	$597,771
Reclamation and closure cost obligation	—	29,796
Note payable	—	200,100
Acquisition debt	—	5,959,740

	738,384	6,787,407
Asset retirement obligation	203,818	—

Shareholders’ equity:
Share capital (82,687,043 common shares (2003: 81,763,885)	107,661,917	106,786,049
Warrants	7,373,839	7,469,578
Stock options	1,043,156	6,675
Deficit	(26,728,014)	(27,695,861)

	89,350,898	86,566,441

Total liabilities and shareholders’ equity	$90,293,100	$93,353,848

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars, except share data

	2004	2003	2002
Interest income	$925,180	$158,087	$64,918
Income from option payments	300,000	150,000	—

	1,225,180	308,087	64,918

General and administrative expense	1,469,246	1,252,077	920,604
Exploration expense	192,627	212,366	246,828
Reclamation and property closure costs	22,368	17,421	198,749
Stock-based compensation expense	83,466	6,675	—
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Interest expense	40,260	446,851	—
Foreign exchange (gain) loss, net	(2,169,257)	(609,547)	3,281

Income (loss) before income taxes	1,505,001	(1,721,292)	(1,325,544)

Income tax provision (recovery)	136,539	(5,745)	(5,223)

Net income (loss)	1,368,462	(1,715,547)	(1,320,321)

Deficit at beginning of year as previously reported	(27,695,861)	(25,980,314)	(24,659,993)
Stock-based compensation expense	(400,615)	—	—

Deficit at beginning of year as restated	(28,096,476)	(25,980,314)	(24,659,993)

Deficit at end of year	$(26,728,014)	$(27,695,861)	$(25,980,314)

Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)

Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

Weighted average number of common shares outstanding	82,405,035	42,865,141	31,295,063

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars

	2004	2003	2002
Cash Flows Provided From (Used for) Operating Activities
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Non-cash items:
Depreciation and amortization	12,865	10,564	8,638
Stock-based compensation expense	83,466	6,675	—
Interest expense	40,260	442,933	—
Common share contribution to retirement plan	23,060	21,735	17,163
Reclamation and property closure costs	—	17,421	24,000
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Foreign exchange (gain) on foreign cash held	(2,169,257)	(609,547)	—
Changes in non-cash working capital:
Value-added tax and other current assets	(224,366)	(158,022)	34,584
Accounts payable and accrued liabilities	(21,884)	217,940	(16,159)
Reclamation and closure cost obligation	(29,796)	(137,625)	—
Other assets	(13,550)	(13,664)	1,238

	(849,271)	(1,213,601)	(1,229,857)

Cash Flows (Used for) Investing Activities
Acquisition of subsidiary, net of cash acquired	(5,000,000)	(1,921,933)	—
Mineral properties and deferred expenditures	(14,889,399)	(2,044,946)	(886,771)
Payments to acquire property, plant and equipment	(254,405)	(105,504)	(18,348)

	(20,143,804)	(4,072,383)	(905,119)

Cash Flows Provided From (Used for) Financing Activities
Contributions to joint venture by joint venture partner	—	—	61,968
Common shares and units issued for cash, net of issue costs	—	70,774,607	4,054,994
Proceeds from exercise of warrants	400,230	168,454	—
Proceeds from exercise of options	362,618	222,546	26,799
Repayment of acquisition debt	(6,000,000)	(5,000,000)	—
Repayment of note payable	(200,100)	—	(50,000)
Proceeds from repayment of loan to director	—	100,000	—

	(5,437,252)	66,265,607	4,093,761

Foreign Exchange Gain on Foreign Cash Held	2,169,257	609,547	—

(Decrease) increase in cash and cash equivalents	(24,261,070)	61,589,170	1,958,785
Cash and cash equivalents, beginning of year	66,110,056	4,520,886	2,562,101

Cash and cash equivalents, end of year	$41,848,986	$66,110,056	$4,520,886

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc. (the “Company”) is a natural resources company focused on the exploration and development of both precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the Cerro San Pedro gold and silver project in Mexico and the El Morro copper-gold project in Chile.

Financial Results of Operations

The Company has incurred losses in two of the last three years due to the lack of an operating property or other revenue generating activity. The exception was the current year during which the Company had net income as a result of foreign exchange gains. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, write-downs of mineral properties and deferred costs, and other costs and expenses. With the acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved or that such mining activities would be profitable. Construction of the Cerro San Pedro mine began in February 2004 and was suspended in June 2004 pending resolution of various permitting and other issues involving the project.

Selected Annual Information

	2004	2003	2002
Total revenues	$—	$—	$—
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Total assets	$90,293,100	$93,353,848	$17,491,038
Long-term liabilities	$203,818	$—	$—
Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)
Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

The increase in total assets of $75.86 million at December 31, 2003, as compared to December 31, 2002, primarily results from net proceeds from two equity financings in 2003 totaling $70.78 million. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2004 Compared with 2003

The Company reported net income of $1.37 million for the year ended December 31, 2004 as compared to a net loss of $1.72 million for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprise net income (loss) are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments.

Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income in 2004 was the receipt of option payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003. The Company entered into an agreement in November 2003 to sell its Mara Rosa project for $0.45 million, as described in Note 3(e) to the consolidated financial statements.

General and administrative expenses for the year ended December 31, 2004 totaled $1.47 million and were $0.22 million higher than the 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company’s directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase results from the Company’s adoption of the Canadian Institute of Chartered Accountants (“CICA”) Section 3870 – Stock-based Compensation and Other

Stock-based Payments on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. In addition, the Company deferred stock-based compensation expense totaling $552,400 in 2004 that was attributable to stock options granted to employees at its Cerro San Pedro project.

The Company terminated its MIMK exploration program in 2004 and abandoned its remaining MIMK properties which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company’s purchase of its former joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company’s December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in the current period results from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary, and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

2003 Compared with 2002

The Company reported a net loss of $1.72 million for the year ended December 31, 2003 as compared to a net loss of $1.32 million for the year ended December 31, 2002. Significant changes between the 2003 and 2002 income and expense amounts that comprise net income (loss) are discussed below.

Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to a $9.47 million private placement for shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease resulted from management’s focus on project development and financing activities at its Cerro San Pedro project in 2003 versus exploration activities.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The Company conducted a significant level of reclamation and closure related activities at the Mara Rosa project in 2002, whereas the Company’s efforts in 2003 were focused on selling the project. The project was sold in November 2003.

The Company abandoned its Los Colorados MIMK exploration project in 2003, which resulted in a write-down of mineral properties and deferred costs totaling $0.70 million. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002.

Interest expense of $0.45 million for the year ended December 31, 2003 included $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003. There was no interest expense in the preceding year.

Foreign exchange gain of $0.61 million in 2003 was primarily attributable to unrealized gains associated with holding the net proceeds from the December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

Metallica Resources currently has 82.7 million shares outstanding, approximately US$40 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.